As filed with the Securities and Exchange Commission on June 23, 2014.

Registration No. 333-196650

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hilton Worldwide Holdings Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7011	27-4384691
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7930 Jones Branch Drive, Suite 1100

McLean, VA 22102

Telephone: (703) 883-1000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kristin A. Campbell

Executive Vice President and General Counsel

Hilton Worldwide Holdings Inc.

7930 Jones Branch Drive, Suite 1100

McLean, VA 22102

Telephone: (703) 883-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua Ford Bonnie Edgar J. Lewandowski Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502	Michael P. Kaplan John B. Meade Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Telephone: (212) 450-4000 Facsimile: (212) 701-5111

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	103,500,000 (1)	$23.04 (2)	$2,384,640,000 (2)	$307,142 (3)

(1)	Includes 13,500,000 shares subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The price per share and aggregate offering price are based on the average of the high and low price of the Registrant’s common stock on June 6, 2014, as reported on the New York Stock Exchange.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 23, 2014

90,000,000 Shares

Hilton Worldwide Holdings Inc.

Common Stock

The selling stockholders named in this prospectus are offering 90,000,000 shares of common stock of Hilton Worldwide Holdings Inc. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “HLT.” On June 20, 2014, the closing sales price of our common stock as reported on the NYSE was $22.26 per share.

See “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

To the extent that the underwriters sell more than 90,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 13,500,000 shares from the selling stockholders at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2014.

Deutsche Bank Securities	BofA Merrill Lynch	Morgan Stanley

J.P. Morgan	Citigroup	Credit Suisse	Wells Fargo Securities

Credit Agricole CIB	HSBC	Macquarie Capital

Barclays	Nomura	Mitsubishi UFJ Securities	RBS
Baird	Raymond James	RBC Capital Markets	UBS Investment Bank
CastleOak Securities, L.P.	Drexel Hamilton	Telsey Advisory Group	Ramirez & Co., Inc.

Prospectus dated                     , 2014.

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we, the selling stockholders nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

You should assume that the information appearing in this prospectus or in any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in such documents, and that any information in documents that we have incorporated by reference is accurate only as of the date of such document incorporated by reference. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

Except where the context requires otherwise, references in this prospectus to “Hilton,” “Hilton Worldwide,” “the Company,” “we,” “us” and “our” refer to Hilton Worldwide Holdings Inc., together with its consolidated subsidiaries. We refer to the estimated over 318,000 individuals working at our owned, leased, managed, franchised, timeshare and corporate locations worldwide as of March 31, 2014 as our “team members.” Of these team members, approximately 155,000 were directly employed or supervised by us and the remaining team members were employed or supervised by third parties. Except where the context requires otherwise, references to our “properties,” “hotels” and “rooms” refer to the hotels, resorts and timeshare properties managed, franchised, owned or leased by us. Of these hotels, resorts and rooms, a portion are directly owned or leased by us or joint ventures in which we have an interest and the remaining hotels, resorts and rooms are owned by our third-party owners.

Investment funds associated with or designated by The Blackstone Group L.P., our current majority owners, are referred to herein as “Blackstone” or “our Sponsor” and Blackstone, together with the other owners of Hilton Worldwide Holdings Inc. prior to our December 2013 initial public offering, or IPO, are collectively referred to as our “pre-IPO owners.”

Reference to “ADR” or “Average Daily Rate” means hotel room revenue divided by total number of rooms sold in a given period and “RevPAR” or “Revenue per Available Room” represents hotel room revenue divided by room nights available to guests for a given period. References to “RevPAR index” measure a hotel’s relative share of its segment’s Revenue per Available Room. For example, if a subject hotel’s RevPAR is $50 and the

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RevPAR of its competitive set is $50, the subject hotel would have no RevPAR index premium. If the subject hotel’s RevPAR totaled $60, its RevPAR index premium would be 20 percent, which indicates that the subject hotel has outperformed other hotels in its competitive set. References to “global RevPAR index premium” means the average RevPAR index premium of our comparable hotels (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics Used by Management—Comparable Hotels” on page 23 of our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, or Q1 2014 Form 10-Q, which is incorporated by reference herein, but excluding hotels that do not receive competitive set information from Smith Travel Research, or STR, or do not participate with STR). The owner or manager of each Hilton comparable hotel exercises its discretion in identifying the competitive set of properties for such hotel, considering factors such as physical proximity, competition for similar customers, product features, services and amenities, quality and average daily rate, as well as STR rules regarding competitive set makeup. Accordingly, while the hotel brands included in the competitive set for any given Hilton comparable hotel depend heavily on market-specific conditions, the competitive sets for Hilton comparable hotels frequently include properties branded with the competing brands identified for the relevant Hilton comparable hotel listed under “Business—Our Brand Portfolio” on page 4 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, or 2013 Form 10-K. STR provides us with the relevant data for competitive sets that we submit for each of our comparable hotels, which we utilize to compute the RevPAR index for our comparable hotels.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our common stock. You should read carefully this entire prospectus, including the information incorporated by reference in this prospectus and any free writing prospectus prepared by us or on our behalf, including the section entitled “Risk Factors” in this prospectus and the documents incorporated by reference in this prospectus and the financial statements and the related notes incorporated by reference in this prospectus, before you decide to invest in shares of our common stock.

Hilton Worldwide

Hilton Worldwide is one of the largest and fastest growing hospitality companies in the world, with 4,155 hotels, resorts and timeshare properties comprising 686,790 rooms in 92 countries and territories. In the nearly 100 years since our founding, we have defined the hospitality industry and established a portfolio of 11 world-class brands. Our flagship full-service Hilton Hotels & Resorts brand is the most recognized hotel brand in the world. Our premier brand portfolio also includes our luxury hotel brands, Waldorf Astoria Hotels & Resorts and Conrad Hotels & Resorts, our full-service hotel brands, Curio–A Collection by Hilton, DoubleTree by Hilton and Embassy Suites Hotels, our focused-service hotel brands, Hilton Garden Inn, Hampton Hotels, Homewood Suites by Hilton and Home2 Suites by Hilton and our timeshare brand, Hilton Grand Vacations. We own or lease interests in 154 hotels, many of which are located in global gateway cities, including iconic properties such as The Waldorf Astoria New York, the Hilton Hawaiian Village and the London Hilton on Park Lane. More than 318,000 team members proudly serve in our properties and corporate offices around the world, and we have approximately 41 million members in our award-winning customer loyalty program, Hilton HHonors.

We operate our business through three segments: (1) management and franchise; (2) ownership; and (3) timeshare. These complementary business segments enable us to capitalize on our strong brands, global market presence and significant operational scale. Through our management and franchise segment, which consists of 4,001 properties with 625,442 rooms, we manage hotels, resorts and timeshare properties owned by third parties and we license our brands to franchisees. Our management and franchise segment generates high margins and long-term recurring cash flow with virtually no capital investment by us. Our ownership segment consists of 154 hotels with 61,348 rooms that we own or lease. Through our timeshare segment, which consists of 43 properties comprising 6,673 units, we market and sell timeshare intervals, operate timeshare resorts and a timeshare membership club and provide consumer financing.

Our competitive strengths, together with execution of our strategies and strong fundamentals in the global lodging industry, have contributed to our strong top- and bottom-line operating performance in recent periods and continued industry-leading unit growth.

•	Our system-wide comparable RevPAR increased 5.2 percent on a currency neutral basis for the year ended December 31, 2013 compared to the year ended December 31, 2012 and increased 6.6 percent on a currency neutral basis for the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

•	Adjusted EBITDA increased 13 percent for the year ended December 31, 2013 compared to the year ended December 31, 2012 and increased 22 percent for the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

•	Net income attributable to Hilton stockholders and earnings per share increased 18 percent for the year ended December 31, 2013 compared to the year ended December 31, 2012 and increased 262 percent and 300 percent, respectively, for the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

•	Our capital light management and franchise segment experienced increases in Adjusted EBITDA of eight percent and 17 percent, respectively, for the year ended December 31, 2013 and the three months ended March 31, 2014 compared to the prior year periods; and our capital light timeshare segment experienced increases in Adjusted EBITDA of 18 percent and 44 percent, respectively, for the year ended December 31, 2013 and the three months ended March 31, 2014 compared to the prior year periods.

•	We have reduced our long-term debt by $1.8 billion through voluntary prepayments from December 12, 2013, the date of our IPO, through June 20, 2014.

•	We opened 34,000 new rooms during the year ended December 31, 2013, and increased the number of rooms in our system by over 25,000 rooms on a net basis, growing the number of rooms in our management and franchise segment by four percent. During the three months ended March 31, 2014, we opened an additional 9,000 rooms and achieved net unit growth of over 8,000 rooms.

•	We approved 72,000 new rooms for development during the year ended December 31, 2013 and another 15,000 new rooms during the three months ended March 31, 2014.

•	Our industry-leading pipeline has grown at an average of 12 percent for each of the last three years and includes 1,165 hotels, consisting of approximately 200,000 rooms as of March 31, 2014, of which 58 percent, or over 115,000 rooms, were located outside of the United States. As of June 20, 2014, all of the rooms in our pipeline are within our capital light management and franchise segment.

•	As of March 31, 2014, we had over 101,000 rooms under construction, representing the largest number of rooms under construction in the industry in every major region of the world based on STR data.

	Hilton Worldwide Rooms Under Construction
Market	% of Total	Industry Rank
Americas	20.9%	#1
Europe	19.7%	#1
Middle East and Africa	23.0%	#1
Asia Pacific	14.9%	#1
Global	18.1%	#1

Source: STR Global New Development Pipeline (March 2014).

We expect that our #1 share of worldwide rooms under construction will allow us to continue to expand our share of worldwide rooms supply and build on our leading market position.

See “—Summary Historical Financial Data” for the definition of Adjusted EBITDA and a reconciliation of net income attributable to Hilton stockholders to Adjusted EBITDA.

Recent Developments

On June 2, 2014 we introduced our newest brand: Curio—A Collection by Hilton. Created for travelers who seek local discovery and experiences, Curio will consist of a carefully selected collection of hotels that will retain their unique identity but are expected to deliver the many benefits of our system, including our Hilton HHonors guest loyalty program. As of June 2, 2014, we had signed letters of intent for five properties comprising approximately 2,200 rooms to be included in the collection, including the SLS Las Vegas Hotel & Casino.

Our Competitive Strengths

We believe the following competitive strengths provide the foundation for our position as a leading global hospitality company.

•	World-Class Hospitality Brands. Our globally recognized, world-class brands have defined the hospitality industry. Our flagship Hilton Hotels & Resorts brand often serves as an introduction to our wider range of brands, including those in the luxury segment, upper midscale segment and everything in between, that are designed to accommodate any customer’s needs anywhere in the world. Our brands have achieved an average global RevPAR index premium of 15 percent for the twelve months ended March 31, 2014, based on STR data. This means that our brands achieve on average 15 percent more revenue per room than competitive properties in similar markets. The demonstrated strength of our brands makes us a preferred partner for hotel owners.

•	Leading Global Presence and Scale. We are one of the largest hospitality companies in the world with 4,155 properties and 686,790 rooms in 92 countries and territories. We have hotels in key gateway cities such as New York City, London, Dubai, Johannesburg, Tokyo, Shanghai and Sydney and 361 hotels located at or near airports around the world. Our global presence allows us to serve our loyal customers throughout the world and to introduce our award-winning brands to customers in new markets. These world-class brands facilitate system growth by providing hotel owners with a variety of options to address each market’s specific needs. In addition, the diversity of our operations reduces our exposure to business cycles, individual market disruptions and other risks. Our robust commercial services platform allows us to take advantage of our scale to more effectively deliver products and services that drive customer preference and enhance commercial performance on a global basis.

•	Large and Growing Loyal Customer Base. Serving our customers is our first priority. By continually adapting to customer preferences and providing our customers with superior experiences, we have improved our overall customer satisfaction ratings four of the last five years. We earned 32 first place awards in the J.D. Power North America Guest Satisfaction rankings since 1999, more than any multi-brand lodging company. Our hotels accommodated more than 131 million customer visits during the twelve months ended March 31, 2014, with members of our Hilton HHonors loyalty program contributing approximately 50 percent of the nearly 176 million resulting room nights. Hilton HHonors unites all our brands, encourages customer loyalty and allows us to provide tailored promotions, messaging and customer experiences. Membership in our Hilton HHonors program continues to increase, and as of March 31, 2014, there were approximately 41 million Hilton HHonors members, a 13 percent increase from March 31, 2013.

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Significant Embedded Growth. All of our segments are expected to grow through improvement in same-store performance driven by strong anticipated industry fundamentals. PKF Hospitality Research, LLC, or PKF-HR, predicts that lodging industry RevPAR in the U.S., where 77 percent of our system rooms are located, will grow 6.7 percent in 2014 and 7.1 percent in 2015. Our management and franchise segment also is expected to grow through new room additions, as upon completion, our industry-leading development pipeline would result in a 29 percent increase in our room count with minimal capital investment from us. In addition, our franchise revenues should grow over time as franchise agreements renew at our published license rates, which are higher than our current effective rates. For the three months ended March 31, 2014, our weighted average effective license rate across our brands was 4.6 percent of room revenue and our weighted average published license rate was 5.4 percent as of March 31, 2014. We also expect our incentive management fees, which are linked to hotel profitability measures, to increase as a result of the expected improvements in industry fundamentals and new unit growth. In our ownership segment, we believe we will benefit from strong growth in bottom-line earnings as industry fundamentals continue to improve as a result of this segment’s operating leverage, and our large hotels with significant meeting space should benefit from recent improvements in group demand, which we expect will exhibit strong growth as the current stage of the lodging cycle advances. Finally, our timeshare business has nearly five years of projected interval supply at our current sales pace in the form of existing owned inventory and executed capital light projects, which should enable us to continue to grow our earnings from the segment with lower levels of capital investment from us.

•	Strong Cash Flow Generation. We generate significant cash flow from operating activities with an increasing percentage from our growing capital light management and franchise and timeshare segments. During the three-year period ended December 31, 2013, we generated an aggregate of $4.4 billion in cash flow from operating activities. Over this same period, we reduced our total indebtedness by $4.8 billion and during the three months ended March 31, 2014, we further reduced our long-term debt by $200 million through voluntary prepayments. Additionally, in May 2014 we made a $100 million voluntary prepayment to further reduce our long-term debt. We believe that our focus on cash flow generation, the relatively low investment required to grow our management and franchise and timeshare segments, and our disciplined approach to capital allocation position us to maximize opportunities for profitability and growth while continuing to reduce our indebtedness over time.

•	Iconic Hotels with Significant Underlying Real Estate Value. Our diverse global portfolio of owned and leased hotels includes a number of iconic properties in major gateway cities such as New York City, London, San Francisco, Chicago, São Paolo, Sydney and Tokyo. The portfolio also includes iconic hotels with significant embedded asset value, including: The Waldorf Astoria New York, a landmark luxury hotel with 1,413 rooms encompassing an entire city block in the heart of midtown Manhattan near Grand Central Terminal; the Hilton Hawaiian Village, a full-service beach resort with 2,860 rooms that sits on approximately 22 oceanfront acres along Waikiki Beach on the island of Oahu; and the London Hilton on Park Lane, a 453-room hotel overlooking Hyde Park in the exclusive Mayfair district of London. Our ten owned hotels with the highest Adjusted EBITDA contributed 56 percent of our ownership segment’s Adjusted EBITDA during the year ended December 31, 2013, which highlights the quality of our key flagship properties. In addition, we believe the iconic nature of many of these properties creates significant value for our entire system of properties by reinforcing the world-class nature of our brands. We continually focus on increasing the value and enhancing the market position of our owned and leased hotels and, over time, we believe we can unlock significant incremental value through opportunistically exiting assets or executing on adaptive reuse plans for all or a portion of certain hotels as retail, residential or timeshare uses. An example of this is the recently announced sale of a previously non-income producing parcel of land at the Hilton Hawaiian Village that had previously been used as a loading dock, along with corresponding entitlements, to a third party in connection with a planned timeshare development project that will not require any capital investment by us. Further, we have plans at the Hilton New York to add over 10,000 square feet of street-level retail space, as well as to convert certain floors to timeshare units, which we expect will increase the value of the property.

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Market-Leading and Innovative Timeshare Platform. Our timeshare business complements our other segments and provides an alternative hospitality product that serves an attractive customer base. Our timeshare customers are among our most loyal hotel customers, with estimated spend in our hotel system increasing approximately 40 percent after the purchase of their timeshare interests. Historically, we have concentrated our timeshare efforts in four key markets: Florida, Hawaii, New York City and Las Vegas, which has helped us to increase annual sales of timeshare intervals while yielding strong profit margins during a time when our competitors generally experienced declines in both sales and profit margins. As a result of this strong operating performance and the returns we were able to drive on our own timeshare developments, we began a transformation of our timeshare business to a capital light model in which third-party timeshare owners and developers provide capital for development while we act as sales and marketing agent and property manager. Through these transactions, we receive a sales and marketing commission and branding fees on sales of timeshare intervals, recurring fees to operate the homeowners’ associations and revenues from resort operations. We also earn recurring fees in connection with the points-based membership programs we operate that provide for exclusive exchange, leisure travel and reservation services, and through fees related to the servicing of consumer loans. We have increased the sales of intervals developed by third parties from zero in 2009 to 63 percent for the twelve months ended March 31, 2014, which has dramatically reduced the capital requirements of our timeshare segment while continuing to drive strong earnings and cash flows.

•	Performance-Driven Culture. We are an organization of people serving people, thus it is imperative that we attract and retain best-in-class talent to serve our various stakeholders. We have a performance-driven culture that begins with an intense alignment around our mission, vision, values and key strategic priorities. Our President and Chief Executive Officer, Christopher J. Nassetta, has nearly 30 years of experience in the hotel industry, previously serving as President and Chief Executive Officer of Host Hotels & Resorts, Inc., where he was named Institutional Investor’s 2007 REIT CEO of the Year. He and the balance of our executive management team have been instrumental in transforming our organization and installing a culture that develops leaders at all levels of the organization that are focused on delivering exceptional service to our customers every day. We rely on our over 318,000 team members to execute our strategy and continue to enhance our products and services to ensure that we remain at the forefront of performance and innovation in the lodging industry.

Our Business and Growth Strategy

The following are key elements of our strategy to become the preeminent global hospitality company—the first choice of guests, team members and owners alike:

•	Expand our Global Footprint. We intend to build on our leading position in the U.S. and expand our global footprint. In February 2006, we reacquired Hilton International Co., which had operated as a separate company since 1964, and in so doing, reacquired the international Hilton branding rights. Reuniting Hilton’s U.S. and international operations has provided us with the platform to grow our business and brands globally. As a result of the reacquisition and focus on global expansion, we currently rank number one in every major region of the world by rooms under construction, based on STR data. We aim to increase the relative contribution of our international operations by increasing the number of rooms in our system that are located outside of the U.S. As of March 31, 2014, 74 percent of our new rooms under construction are located outside of the U.S. We plan to continue to expand our global footprint by introducing the right brands with the right product positioning in targeted markets and allocating business development resources effectively to drive new unit growth in every region of the world.

•	Grow our Fee-Based Businesses. We intend to grow our higher margin, fee-based businesses. We expect to increase the contribution of our management and franchise segment, which already accounts for more than half of our aggregate segment Adjusted EBITDA, through new third-party hotel development and the conversion of existing hotels to our brands. Our industry-leading pipeline, consisted of approximately 200,000 rooms as of March 31, 2014, and as of June 20, 2014, all of the rooms in our development pipeline are within our capital light management and franchise segment. Upon completion, this pipeline of new, third-party owned hotels would result in a 32 percent increase in our management and franchise segment’s room count with minimal capital investment from us. In addition, we aim to increase the average effective franchise fees we receive over time by renewing and entering into new franchise agreements at our current published franchise fee rates.

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Continue to Increase the Capital Efficiency of our Timeshare Business. Traditionally, timeshare operators have funded 100 percent of the investment necessary to acquire land and construct timeshare properties. In 2010, we began sourcing timeshare intervals through sales and marketing agreements with third-party developers. These agreements enable us to generate fees from the sales and marketing of the timeshare intervals and club memberships and from the management of the timeshare properties without requiring us to fund acquisition and construction costs. Our supply of third-party developed timeshare intervals has increased to 70,000, or 77 percent of our total supply, as of March 31, 2014 and the percentage of sales of timeshare intervals developed by third parties has increased to 63 percent for the twelve months ended March 31, 2014. We continue to expand our capital light timeshare business through fee-for-service arrangements with third-party timeshare developers, including the recently announced sales and marketing and other timeshare related services for development of a 37-story, 418-unit timeshare tower adjacent to the Hilton Hawaiian Village. We will continue to seek opportunities to grow our timeshare business through this capital light model.

•	Optimize the Performance of our Owned and Leased Hotels. In addition to utilizing our commercial services platform to enhance the revenue performance of our owned and leased assets, we have focused on maximizing the cost efficiency of the portfolio by implementing labor management practices and systems and reducing fixed costs to drive profitability. Through our disciplined approach to asset management, we have developed and executed on strategic plans for each of our hotels to enhance the market position of each property. We expect to continue to enhance the performance of our hotels by improving operating efficiencies, and believe there is an opportunity to drive further improvements in operating margins and Adjusted EBITDA. Further, at certain of our hotels, we are developing plans for the adaptive reuse of all or a portion of the property to residential, retail or timeshare uses similar to our recently announced plans with the Hilton New York. Finally, we expect to create value over time by opportunistically selling assets and restructuring or exiting leases.

•	Strengthen and Enhance our Brands and Commercial Services Platform. We intend to enhance our world-class brands through superior brand management by continuing to develop products and services that drive increased RevPAR premiums. We will continue to refine our luxury brands to deliver modern products and service standards that are relevant to today’s luxury traveler. We will continue to position our full-service operating model and product standards to meet evolving customer needs and drive financial results that support incremental owner investment in our hotels. In our focused-service brands, we will continue to position for growth in the U.S., and tailor our products as appropriate to meet the needs of customers and developers outside the U.S. We will continue to innovate and enhance our commercial services platform to ensure we have the most formidable sales, pricing, marketing and distribution platform in the industry to drive premium commercial performance to our entire system of hotels. We also will continue to invest in our Hilton HHonors customer loyalty program to ensure it remains relevant to our customers and drives customer loyalty and value to our hotel owners.

Our Industry

We believe that the fundamentals of the global hotel industry, as projected by analysts, particularly in the U.S., where 77 percent of our system-wide rooms are located, will yield strong industry performance and support the growth of our business in coming years. According to STR data, U.S. lodging demand, as measured by number of hotel rooms sold, has improved with the economic recovery in recent years, experiencing a CAGR of 3.2 percent over the last three years, significantly exceeding the 25-year CAGR of 1.7 percent. In contrast, over the last three years, U.S. lodging industry supply has grown at a CAGR of 0.5 percent, well below the 25-year CAGR of 1.8 percent. We believe this positive imbalance between demand growth and supply growth has contributed to a RevPAR CAGR of 6.7 percent over the last three years, well above the 25-year CAGR of 2.8 percent. According to PKF-HR, total U.S. lodging industry RevPAR is expected to increase 6.7 percent in 2014 and 7.1 percent in 2015. According to STR data, global lodging demand, as measured by number of hotel rooms sold, has grown at a CAGR of 3.8 percent over the last three years and hotel supply growth increased at a CAGR of 1.6 percent. We believe these attractive supply/demand fundamentals provide the potential for continued global RevPAR growth in the coming years.

In addition, we believe that broader positive global macroeconomic and travel and tourism trends will continue to drive longer-term growth in the lodging sector. In particular, we believe that a growing middle class (which the Organization for Economic Co-operation and Development expects will grow from approximately two to five billion people by 2030) with the desire and resources to travel both within their home regions and elsewhere will support growth in global tourism (which the United Nations World Tourism Organization projects will grow on average between 3 percent and 4 percent annually through 2030) and will be an important factor in driving the growth of the global lodging industry. We believe that these trends will provide a strong basis for our growth over the long term.

Investment Risks

An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include those associated with the following:

•	We are subject to the business, financial, and operating risks inherent to the hospitality industry, any of which could reduce our revenues and limit opportunities for growth.

•	Macroeconomic and other factors beyond our control can adversely affect and reduce demand for our products and services.

•	Contraction in the global economy or low levels of economic growth could adversely affect our revenues and profitability as well as limit or slow our future growth.

•	The hospitality industry is subject to seasonal and cyclical volatility, which may contribute to fluctuations in our results of operations and financial condition.

•	Because we operate in a highly competitive industry, our revenues or profits could be harmed if we are unable to compete effectively.

•	Any deterioration in the quality or reputation of our brands could have an adverse impact on our reputation, business, financial condition or results of operations.

•	If we are unable to maintain good relationships with third-party hotel owners and renew or enter into new management and franchise agreements, we may be unable to expand our presence and our business, financial condition and results of operations may suffer.

•	We are exposed to the risks resulting from significant investments in owned and leased real estate, which could increase our costs, reduce our profits and limit our ability to respond to market conditions.

•	Our efforts to develop, redevelop or renovate our owned and leased properties could be delayed or become more expensive, which could reduce revenues or impair our ability to compete effectively.

•	We share control in joint venture projects, which limits our ability to manage third-party risks associated with these projects.

•	The timeshare business is subject to extensive regulation and failure to comply with such regulation may have an adverse impact on our business.

•	A decline in timeshare interval inventory or our failure to enter into and maintain timeshare management agreements may have an adverse effect on our business or results of operations.

•	Some of our existing development pipeline may not be developed into new hotels, which could materially adversely affect our growth prospects.

•	Failures in, material damage to, or interruptions in our information technology systems, software or websites and difficulties in updating our existing software or developing or implementing new software could have a material adverse effect on our business or results of operations.

•	We may be exposed to risks and costs associated with protecting the integrity and security of our guests’ personal information.

•	Failure to comply with marketing and advertising laws, including with regard to direct marketing, could result in fines or place restrictions on our business.

•	Because we derive a portion of our revenues from operations outside the United States, the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business.

•	The loss of senior executives or key field personnel, such as general managers, could significantly harm our business.

•	Any failure to protect our trademarks and other intellectual property could reduce the value of the Hilton brands and harm our business.

•	Our substantial indebtedness and other contractual obligations could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and pay our debts and could divert our cash flow from operations for debt payments.

•	Our Sponsor and its affiliates control us and their interests may conflict with ours or yours in the future.

Please see “Risk Factors” in our 2013 Form 10-K which is incorporated by reference herein for a discussion of these and other factors you should consider before making an investment in shares of our common stock.

Hilton Worldwide Holdings Inc. was incorporated in Delaware in March 2010. In 1919, our founder Conrad Hilton purchased his first hotel in Cisco, Texas. Through our predecessors, we commenced operations in 1946 when our subsidiary Hilton Hotels Corporation, later renamed Hilton Worldwide, Inc., was incorporated in Delaware. Our principal executive offices are located at 7930 Jones Branch Drive, Suite 1100, McLean, Virginia 22102 and our telephone number is (703) 883-1000.

The Offering

Common stock offered by the selling stockholders	90,000,000 shares

Underwriters’ option to purchase additional shares of common stock	The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 13,500,000 shares.

Common stock outstanding after this offering	984,617,365 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Dividend policy	We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Risk Factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Listing	Our common stock is listed on the NYSE under the symbol “HLT.”

This number of shares of common stock that will be outstanding after this offering is based on the number of shares of our common stock outstanding as of June 20, 2014. The number of issued shares of our common stock as of June 20, 2014 excludes:

•	an aggregate of 6,590,370 shares issuable upon settlement of time-vesting and performance-vesting restricted stock units outstanding under our 2013 Omnibus Incentive Plan as of such date;

•	an aggregate of approximately 1,003,591 shares issuable upon exercise of stock options outstanding under our 2013 Omnibus Incentive Plan as of such date with a weighted-average exercise price of $21.53 per share; and

•	an aggregate of 72,406,039 shares reserved for future issuance under our 2013 Omnibus Incentive Plan as of such date.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional 13,500,000 shares of our common stock.

Summary Historical Financial Data

We derived the summary statement of operations data and the summary statement of cash flows data for the years ended December 31, 2013, 2012 and 2011 and the summary balance sheet data as of December 31, 2013 and 2012 from our audited consolidated financial statements incorporated by reference in this prospectus. We derived the summary statement of operations data and the summary statement of cash flows data for the three months ended March 31, 2014 and 2013 and the summary balance sheet data as of March 31, 2014 from our unaudited consolidated financial statements that are incorporated by reference in this prospectus. We derived the summary balance sheet data as of March 31, 2013 from unaudited condensed consolidated financial statements not included or incorporated by reference in this prospectus. We derived the summary balance sheet data as of December 31, 2011 from audited consolidated financial statements not included or incorporated by reference in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the related notes, included in our 2013 Form 10-K and our Q1 2014 Form 10-Q incorporated by reference in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(dollars in millions, except per share data)
Summary Statement of Operations Data:
Revenues
Owned and leased hotels	$945	$914	$4,046	$3,979	$3,898
Management and franchise fees and other	312	262	1,175	1,088	1,014
Timeshare	279	246	1,109	1,085	944

	1,536	1,422	6,330	6,152	5,856

Other revenues from managed and franchised properties	827	841	3,405	3,124	2,927

Total revenues	2,363	2,263	9,735	9,276	8,783

Expenses
Owned and leased hotels	771	743	3,147	3,230	3,213
Timeshare	177	170	730	758	668
Depreciation and amortization	153	160	603	550	564
Impairment losses	—	—	—	54	20
General, administrative and other	97	97	748	460	416

	1,198	1,170	5,228	5,052	4,881

Other expenses from managed and franchised properties	827	841	3,405	3,124	2,927

Total expenses	2,025	2,011	8,633	8,176	7,808

Operating income	338	252	1,102	1,100	975
Net income attributable to Hilton stockholders	123	34	415	352	253
Earnings per share (basic and diluted)	$0.12	$0.03	$0.45	$0.38	$0.27

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2014	2013	2013	2012	2011
	(dollars in millions, except Hotel RevPAR and ADR)
Summary Balance Sheet Data:
Cash and cash equivalents	$435	$777	$594	$755	$781
Restricted cash and cash equivalents	287	550	266	550	658
Total assets	26,393	26,911	26,562	27,066	27,312
Long-term debt (1)	11,554	15,467	11,755	15,575	16,311
Non-recourse timeshare debt (1)(2)	659	—	672	—	—
Non-recourse debt and capital lease obligations of consolidated variable interest entities (1)	300	334	296	420	481
Total equity	4,447	2,033	4,276	2,155	1,702

Summary Statement of Cash Flows Data:
Capital expenditures for property and equipment	$43	$57	$254	$433	$389
Cash flow from operating activities	147	172	2,101	1,110	1,167
Cash flow from investing activities	(73)	(64)	(382)	(558)	(463)
Cash flow from financing activities	(232)	(77)	(1,863)	(576)	(714)

Operational and Other Data:
Number of hotels and timeshare properties	4,155	3,994	4,115	3,966	3,843
Number of rooms and units	686,790	657,618	678,630	652,957	633,238
Hotel RevPAR (3)	$97.17	$92.02	$98.65	$93.38	$90.70
Hotel occupancy (3)	69.8%	68.1%	72.3%	71.1%	69.7%
Hotel ADR (3)	$139.13	$135.13	$136.49	$131.35	$130.15

Adjusted EBITDA:
Management and franchise	$331	$282	$1,271	$1,180	$1,095
Ownership	179	174	926	793	725
Timeshare	85	59	297	252	207
Corporate and other	(51)	(68)	(284)	(269)	(274)

Adjusted EBITDA (4)	$544	$447	$2,210	$1,956	$1,753

(1)	Includes current maturities.
(2)	Includes our Timeshare Facility and our Securitized Timeshare Debt.
(3)	Operating statistics are for comparable hotels as of each period end. See the definition of comparable hotels in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics Used by Management—Comparable Hotels” in our Q1 2014 10-Q which is incorporated by reference herein.
(4)	EBITDA is defined by us as net income attributable to Hilton stockholders plus interest expense, income tax expense and depreciation and amortization. We evaluate our operating performance using a metric we refer to as “Adjusted EBITDA” which is defined as net income attributable to Hilton stockholders before interest expense, income tax expense (benefit), depreciation and amortization, as further adjusted to exclude gains, losses and expenses in connection with: (i) asset dispositions for both consolidated and unconsolidated investments; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment losses; (v) furniture, fixtures and equipment, or FF&E, replacement reserves required under certain lease agreements; (vi) reorganization costs; (vii) share-based and certain other compensation expenses prior to and in connection with our IPO; (viii) severance, relocation and other expenses; and (ix) other items.

EBITDA and Adjusted EBITDA are not recognized terms under generally accepted accounting principles in the United States, or U.S. GAAP, and should not be considered as alternatives to net income (loss) or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. In addition, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We believe that EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) EBITDA and Adjusted EBITDA are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as a substitute for net income (loss), cash flow or other methods of analyzing our results as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect the effect on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

The following table provides a reconciliation of net income attributable to Hilton stockholders, which we believe is the most closely comparable U.S. GAAP financial measure, to EBITDA and Adjusted EBITDA:

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(in millions)
Net income attributable to Hilton stockholders	$123	$34	$415	$352	$253
Interest expense	153	143	620	569	643
Interest expense included in equity in earnings (losses) from unconsolidated affiliates	3	4	13	13	12
Income tax expense (benefit)	83	38	238	214	(59)
Depreciation and amortization	153	160	603	550	564
Depreciation and amortization included in equity in earnings (losses) from unconsolidated affiliates	8	8	32	34	48

EBITDA	523	387	1,921	1,732	1,461

Net income attributable to noncontrolling interest	1	4	45	7	2
Loss (gain) on foreign currency transactions	(14)	43	45	(23)	21
FF&E replacement reserve (a)	11	7	46	68	57
Share-based compensation expense	13	2	313	50	19
Impairment losses	—	—	—	54	20
Impairment loss included in equity in earnings (losses) from unconsolidated affiliates	—	—	—	19	141
Gain on debt extinguishment (b)	—	—	(229)	—	—
Other gain, net (c)	(3)	(7)	(7)	(15)	(19)
Other adjustment items (d)	13	11	76	64	51

Adjusted EBITDA	$544	$447	$2,210	$1,956	$1,753

(a)	Represents FF&E replacement reserves established for the benefit of lessors for requisition of capital assets under certain lease agreements.
(b)	Represents the gain recognized in our consolidated statement of operations as a result of the debt refinancing which occurred in 2013. See Note 13: “Debt” to our consolidated financial statements included in our 2013 Form 10-K for further information.
(c)	Other gain, net includes gains and losses on the dispositions of property and equipment and investments in affiliates, as well as a gain related to the restructuring of a capital lease in 2011.
(d)	Represents adjustments for reorganization costs, severance and other items.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risks and uncertainties described below as well as those contained in our 2013 Form 10-K and Q1 2014 Form 10-Q, including our consolidated financial statements and the related notes, which are incorporated by reference into this prospectus. These risks could materially affect our business, results of operations or financial condition and cause the value of our common stock to decline. You could lose all or part of your investment.

Risks Related to this Offering and Ownership of Our Common Stock

Our Sponsor and its affiliates control us and their interests may conflict with ours or yours in the future.

Immediately following this offering, our Sponsor and its affiliates will beneficially own approximately 67.3 percent of our common stock (or 65.9 percent if the underwriters exercise in full their option to purchase additional shares). Moreover, under our bylaws and the stockholders’ agreement with our Sponsor and its affiliates, for so long as our existing owners and their affiliates retain significant ownership of us, we have agreed to nominate to our board individuals designated by our Sponsor, whom we refer to as the “Sponsor Directors.” Even when our Sponsor and its affiliates cease to own shares of our stock representing a majority of the total voting power, for so long as our Sponsor continues to own a significant percentage of our stock our Sponsor will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval. Accordingly, for such period of time, our Sponsor will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsor continues to own a significant percentage of our stock, our Sponsor will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

Our Sponsor and its affiliates engage in a broad spectrum of activities, including investments in real estate generally and in the hospitality industry in particular. In the ordinary course of their business activities, our Sponsor and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. For example, our Sponsor owns interests in Extended Stay America, Inc. and La Quinta Holdings Inc., and certain other investments in the hotel industry that compete directly or indirectly with us. In addition, affiliates of our Sponsor directly and indirectly own hotels that we manage or franchise, and they may in the future enter into other transactions with us, including hotel or timeshare development projects, that could result in their having interests that could conflict with ours. Our amended and restated certificate of incorporation provides that none of our Sponsor, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Blackstone may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

We are a “controlled company” within the meaning of NYSE rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. Our stockholders do not have the same protections afforded to stockholders of companies that are subject to such requirements.

Affiliates of our Sponsor control a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we are a “controlled company” within the meaning of NYSE corporate governance standards. Under these rules, a “controlled company” may elect not to comply with certain corporate governance standards such as requirements that within one year of the date of NYSE listing, a company have:

•	a board that is composed of a majority of “independent directors,” as defined under NYSE rules;

•	a compensation committee that is composed entirely of independent directors; and

•	a nominating and corporate governance committee that is composed entirely of independent directors.

We do not have a majority of independent directors on our board. In addition, although we have a fully independent audit committee and have independent director representation on our compensation and nominating and corporate governance committees, our compensation and nominating and corporate governance committees do not consist entirely of independent directors. We intend to continue to utilize these “controlled company” exemptions. Accordingly, our stockholders do not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We will incur increased costs and become subject to additional regulations and requirements as a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and related rules implemented by the Securities and Exchange Commission, or the SEC, and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second Annual Report on Form 10-K, we will be required to furnish reports by management and our independent registered public accountants on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay any cash dividends. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our senior secured credit facility and our senior notes and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

Future issuances of common stock by us, and the availability for resale of shares held by our pre-IPO investors, may cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could substantially decrease the market price of our common stock. After the expiration or earlier waiver or termination of the lock-up periods described below, substantially all of the outstanding shares of our common stock will be available for resale in the public market. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

Pursuant to a registration rights agreement, we have granted our Sponsor and certain management stockholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act of 1933, as amended, or Securities Act, covering resales of our common stock held by them. These shares represented approximately 77.2 percent of our outstanding common stock as of June 20, 2014, or 68.1 percent following this offering (assuming no exercise by the underwriters of their option to purchase up to an additional 13,500,000 shares). These shares also may be sold pursuant to Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

In connection with this offering, we, our executive officers and directors and our Sponsor will sign lock-up agreements with the underwriters that, subject to certain customary exceptions, restrict the sale of the shares of our common stock held by them for 90 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. Deutsche Bank Securities Inc. may, in its sole discretion, release all or any portion of the shares of common stock subject to such lock-up agreements. Notwithstanding such lock-up agreements, our Sponsor may pledge, hypothecate or grant security interests in any or all of the shares of common stock held by it, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit. Our Sponsor has informed us that it is actively exploring such a margin loan. Our Sponsor holds approximately 76.4 percent of our outstanding common stock as of June 20, 2014, or 67.3 percent following this offering (assuming no exercise by the underwriters of their option to purchase up to an additional 13,500,000 shares). Accordingly, our Sponsor may pledge, hypothecate or grant security interests in a substantial number of shares of our common stock, and any foreclosure upon such shares could result in sales of a substantial number of shares of our common stock in the public market, which could substantially decrease the market price of our common stock.

In addition, former members of Hilton Global Holdings LLC, or HGH, including our Sponsor, who received, in the aggregate, approximately 829,481,530 shares of our common stock (or approximately 84.2 percent of our outstanding common stock as of June 20, 2014) from HGH in connection with our IPO are subject to certain transfer restrictions. As of June 12, 2014, one third of the shares they received (approximately 276,493,843 shares) are no longer subject to such transfer restrictions. An additional one third of the shares they received (approximately 276,493,843 shares) may be transferred on and after December 12, 2014 and the transfer restrictions with respect to the remaining one third of the shares (approximately 276,493,843 shares) are scheduled to lapse on June 11, 2015. In addition, while transfer restrictions applicable to former members of HGH currently provide for the restrictions described above, these contractual provisions may be waived, modified or amended at any time by the parties thereto, which are certain shareholders including Blackstone.

As of June 20, 2014, 7,593,961 shares of our common stock were issuable in connection with outstanding equity awards under our 2013 Omnibus Incentive Plan and an aggregate of 72,406,039 shares of common stock were available for future issuance under such plan. We have filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2013 Omnibus Incentive Plan. Accordingly, shares registered under such registration statements will be available for sale in the open market.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things:

•	although we do not have a stockholder rights plan, and would either submit any such plan to stockholders for ratification or cause such plan to expire within a year, these provisions would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	these provisions prohibit stockholder action by written consent from and after the date on which the parties to our stockholders agreement cease to beneficially own at least 40 percent of the total voting power of all then outstanding shares of our capital stock unless such action is recommended by all directors then in office;

•	these provisions provide that the board of directors is expressly authorized to make, alter or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80 percent or more of all the outstanding shares of our capital stock entitled to vote; and

•	these provisions establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under “Risk Factors” in our 2013 Form 10-K, as such factors may be updated from time to time in our periodic filings with the SEC, as well as the other information contained or incorporated by reference in this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated by reference in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

TRADEMARKS AND SERVICE MARKS

Hilton Hotels & Resorts™, Waldorf Astoria Hotels & Resorts™, Conrad Hotels & Resorts®, Curio–A Collection by Hilton™, DoubleTree by Hilton®, Embassy Suites Hotels®, Hilton Garden Inn®, Hampton Inn®, Homewood Suites by Hilton®, Home2 Suites by Hilton®, Hilton Grand Vacations®, Hilton Grand Vacations Club ®, The Hilton Club®, Hilton HHonors™, eforea®, OnQ®, LightStay®, the Hilton Hawaiian Village®, Requests Upon Arrival™ and other trademarks, trade names and service marks of Hilton and our brands appearing in this prospectus are the property of Hilton and our affiliates.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

Within this prospectus and the documents incorporated by reference, we reference information and statistics regarding various industries and sectors. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. STR and PKF-HR are the primary sources for third-party market data and industry statistics and forecasts, respectively, included in this prospectus. STR does not guarantee the performance of any company about which it collects and provides data. Nothing in the STR or PKF-HR data should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including from any exercise by the underwriters of their option to purchase additional shares.

DIVIDEND POLICY

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

We did not declare or pay any dividends on our common stock in the year ended December 31, 2013 or the three months ended March 31, 2014.

PRICE RANGE OF COMMON STOCK

Our common stock began trading publicly on the NYSE under the symbol “HLT” on December 12, 2013. Prior to that time, there was no public market for our common stock. As of June 19, 2014, there were 53 holders of record of our common stock. This stockholder figure does not include a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions. The following table sets forth the high and low sales prices for our common stock as reported by the NYSE for the indicated periods:

	Stock Price
	High	Low
Year ended December 31, 2013:
Fourth Quarter ended December 31, 2013 (from December 12, 2013)	$25.95	$21.15
Year Ending December 31, 2014:
First Quarter ended March 31, 2014	$23.10	$20.55
Second Quarter (through June 20, 2014)	$23.80	$20.96

The closing sale price of our common stock, as reported by the NYSE, on June 20, 2014 was $22.26.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents, restricted cash and cash equivalents and capitalization as of March 31, 2014.

Cash and cash equivalents and restricted cash and cash equivalents are not components of our total capitalization. You should read this table together with the information contained or incorporated by reference in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes in our 2013 Form 10-K and our Q1 2014 Form 10-Q incorporated by reference in this prospectus.

(in millions, except share and per share data)	As of March 31, 2014
Cash and cash equivalents	$435
Restricted cash and cash equivalents (1)	287

Total	$722

Total long-term debt and non-recourse debt:
Long-term debt, including current maturities	$11,554
Non-recourse timeshare debt, including current maturities (2)	659
Non-recourse debt and capital lease obligations of consolidated variable interest entities, including current maturities	300

Total debt	$12,513

Equity:
Common stock, par value $0.01 per share, 30,000,000,000 authorized shares, 984,615,364 issued and outstanding	10
Additional paid-in capital	9,970
Accumulated deficit	(5,208)
Accumulated other comprehensive loss	(236)

Total Hilton stockholders’ equity	4,536
Noncontrolling interests	(89)

Total equity	4,447

Total capitalization	$16,960

(1)	The majority of our restricted cash and cash equivalents balances relates to cash collateral on our self-insurance programs and escrowed cash from our timeshare operations.
(2)	Includes Timeshare Facility and Securitized Timeshare Debt.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Christopher J. Nassetta	51	President, Chief Executive Officer and Director
Jonathan D. Gray	44	Chairman of the Board of Directors
Michael S. Chae	45	Director
Tyler S. Henritze	33	Director
Judith A. McHale	67	Director
John G. Schreiber	67	Director
Elizabeth A. Smith	51	Director
Douglas M. Steenland	62	Director
William J. Stein	52	Director
Kristin A. Campbell	52	Executive Vice President and General Counsel
Ian R. Carter	52	Executive Vice President and President, Development, Architecture and Construction
Jeffrey A. Diskin	52	Executive Vice President, Commercial Services
James E. Holthouser	55	Executive Vice President, Global Brands
Kevin J. Jacobs	41	Executive Vice President and Chief Financial Officer
Matthew W. Schuyler	48	Executive Vice President and Chief Human Resources Officer
Mark D. Wang	56	Executive Vice President, Global Sales and President, Hilton Grand Vacations

Christopher J. Nassetta joined Hilton Worldwide as President and Chief Executive Officer in December 2007 and has served as a director of Hilton Worldwide since that time. Previously, he was President and Chief Executive Officer of Host Hotels and Resorts, Inc., a position he held from May 2000 until October 2007. He joined Host in 1995 as Executive Vice President and was elected Chief Operating Officer in 1997. Before joining Host, Mr. Nassetta co-founded Bailey Capital Corporation, a real estate investment and advisory firm, in 1991. Prior to this, he spent seven years at The Oliver Carr Company, a commercial real estate company, where he ultimately served as Chief Development Officer. Mr. Nassetta is an Advisory Board member for the McIntire School of Commerce at the University of Virginia and is Vice Chairman of the Corporate Fund for The John F. Kennedy Center for the Performing Arts. He is a member of Federal City Council, a member of the Steering Committee of Partners for a New Beginning, and is on the boards of the International Youth Foundation, the Wolf Trap Foundation for the Performing Arts and the Economic Club of Washington, D.C. He is a member of the board of directors, nominating and corporate governance committee and compensation committee of CoStar Group, Inc. He is also a member and a past Chairman of The Real Estate Roundtable, an Executive Committee member of the World Travel & Tourism Council and has served in various positions at the Arlington Free Clinic. Mr. Nassetta graduated from the McIntire School of Commerce at the University of Virginia with a degree in Finance.

Jonathan D. Gray is Chairman of our Board and has served as a director of Hilton Worldwide since 2007. Mr. Gray has served as Blackstone’s global head of real estate since January 2012 and a member of the board of directors of Blackstone since February 2012. He also sits on Blackstone’s management and executive committees. Prior to being named global head of real estate at Blackstone, Mr. Gray served as a senior managing director and co-head of real estate from January 2005 to December 2011. Since joining Blackstone in 1992, Mr. Gray has helped build the largest private equity real estate platform in the world with approximately $81 billion in investor capital under management as of March 31, 2014. Mr. Gray received a B.S. in Economics from the Wharton School, as well as a B.A. in English from the College of Arts and Sciences at the University of Pennsylvania, where he graduated magna cum laude and was elected to Phi Beta Kappa. He currently serves as a board member of Brixmor Property Group Inc., La Quinta Holdings Inc., the Pension Real Estate Association and Trinity School and is Chairman of the Board of Harlem Village Academies. Mr. Gray and his wife, Mindy, recently established the Basser Research Center at the University of Pennsylvania School of Medicine focused on the prevention and treatment of certain genetically caused breast and ovarian cancers.

Michael S. Chae has served as a director of Hilton Worldwide since 2007. Mr. Chae has been a senior managing director of Blackstone since January 2005 and serves as head of international private equity at Blackstone. Since joining Blackstone, Mr. Chae has been involved in numerous private equity investments for Blackstone globally. Before joining Blackstone, he worked at The Carlyle Group, L.P. and prior to that, with Dillon, Read & Co. He serves as a member of the Board of Trustees of the Lawrenceville School. Mr. Chae graduated from Harvard College, and received an M.Phil. from Cambridge University and a J.D. from Yale Law School.

Tyler S. Henritze has served as a director of Hilton Worldwide since 2013. Mr. Henritze has been a senior managing director in the real estate group at Blackstone since January 2013 and currently focuses on investment opportunities in the lodging sector. Prior to being named a senior managing director at Blackstone, Mr. Henritze served as a managing director from January 2011 to December 2012 and as principal from January 2009 to December 2010. Since joining Blackstone in 2004, Mr. Henritze has been involved in over $50 billion of real estate investments across all property types. He played a key role in acquisitions including Motel 6, Duke Realty Office Portfolio, Valad Property Group, Extended Stay Hotels, Equity Office Properties Trust, CarrAmerica Realty, La Quinta and Wyndham International. Before joining Blackstone, Mr. Henritze worked at Merrill Lynch in the real estate investment banking group and was involved in a variety of debt, equity and M&A transactions. Mr. Henritze received a B.S. in Commerce from The McIntire School at the University of Virginia, where he graduated with distinction. He is a member of the IREFAC Council of the American Hotel and Lodging Association and is active with City Year NY, serving on its investment community board.

Judith A. McHale has served as a director of Hilton Worldwide since 2013. Ms. McHale has served as President and Chief Executive Officer of Cane Investments, LLC since August 2011. From May 2009 to July 2011, Ms. McHale served as Under Secretary of State for Public Diplomacy and Public Affairs for the U.S. Department of State. From 2006 to March 2009, Ms. McHale served as a Managing Partner in the formation of GEF/Africa Growth Fund. Prior to that, Ms. McHale served as the President and Chief Executive Officer of Discovery Communications. Ms. McHale currently serves on the board of directors of Ralph Lauren Corporation and SeaWorld Entertainment, Inc. Ms. McHale graduated from the University of Nottingham in England and Fordham University School of Law.

John G. Schreiber has served as a director of Hilton Worldwide since 2007. Mr. Schreiber has served as the President of Centaur Capital Partners since April 1991 and a Partner and Co-Founder of Blackstone Real Estate Advisors (BREA) since October 1992. As Co-Chairman of the BREA Investment Committee, Mr. Schreiber has overseen all Blackstone real estate investments since 1992. During the past 20 years, Blackstone has invested over $40 billion of equity in a wide variety of real estate transactions. Previously, Mr. Schreiber served as Chairman and CEO of JMB Urban Development Co. and Executive Vice President of JMB Realty Corp. During his twenty-year career at JMB, Mr. Schreiber was responsible for over $10 billion of firm and client real estate investments and had overall responsibility for the firm’s shopping center development activities. Mr. Schreiber is a past board member of Urban Shopping Centers, Inc., Host Hotels & Resorts, Inc., The Rouse Company, AMLI Residential Properties Trust and General Growth Properties and he currently serves on the board of JMB Realty Corp., Brixmor Property Group Inc. and Blackstone Mortgage Trust Inc. and is a director/trustee to the mutual funds managed by T. Rowe Price Associates. Mr. Schreiber graduated from Loyola University of Chicago and received an M.B.A. from Harvard Business School.

Elizabeth A. Smith has served as a director of Hilton Worldwide since 2013. Ms. Smith has served as Chairman of the Board of Directors of Bloomin’ Brands, Inc. since January 2012 and has served as its Chief Executive Officer and a Director since November 2009. From September 2007 to October 2009, Ms. Smith was

President of Avon Products, Inc., a global beauty products company, and was responsible for its worldwide product-to-market processes, infrastructure and systems, including Global Brand Marketing, Global Sales, Global Supply Chain and Global Information Technology. In January 2005, Ms. Smith joined Avon Products, Inc. as President, Global Brand, and was given the additional role of leading Avon North America in August 2005. From September 1990 to November 2004, Ms. Smith worked in various capacities at Kraft Foods Inc. and from November 2004 to December 2008, served as a director of Carter’s, Inc. Ms. Smith served a member of the board of directors and audit committee member of Staples, Inc. from September 2008 to June 2014. Ms. Smith holds a bachelor’s degree, Phi Beta Kappa, from the University of Virginia and an M.B.A. from the Stanford Graduate School of Business.

Douglas M. Steenland has served as a director of Hilton Worldwide since 2009. Mr. Steenland worked for Northwest Airlines Corporation from September 1991 to October 2008, serving as Chief Executive Officer from April 2004 to October 2008 and as President from February 2001 to April 2004. During his tenure at Northwest Airlines, he also served as Executive Vice President, Chief Corporate Officer and Senior Vice President and General Counsel. Mr. Steenland was Chief Executive Officer of Northwest Airlines at the time it filed for Chapter 11 bankruptcy in 2005 following a period of rising fuel prices and other challenges and oversaw its emergence from bankruptcy in 2007. Mr. Steenland retired from Northwest Airlines upon its merger with Delta Air Lines, Inc. Prior to his time at Northwest Airlines, Mr. Steenland was a senior partner at a Washington, D.C. law firm that is now part of DLA Piper. Mr. Steenland is currently a director of American International Group, Inc., where he serves on the finance and risk management committee and the regulatory, compliance and public policy committee; Chrysler Group LLC, where he serves on the audit committee; Digital River, Inc., where he serves on the compensation committee; and Travelport Limited, where he serves on the compensation and audit committees and International Lease Finance Corporation, where he serves as a member of the board. In the past five years, Mr. Steenland has also served as a director of Delta Airlines, Inc. and Northwest Airlines Corporation. Mr. Steenland received a B.A. from Calvin College and is a graduate from The George Washington University Law School.

William J. Stein has served as a director of Hilton Worldwide since 2007. Mr. Stein has been a senior managing director of Blackstone since January 2006 and serves as global head of asset management in Blackstone’s real estate group. Since joining Blackstone in 1997, Mr. Stein has been involved in the direct asset management and asset management oversight of Blackstone’s global real estate assets. Mr. Stein also serves as a director of Brixmor Property Group Inc. and La Quinta Holdings Inc. Before joining Blackstone, Mr. Stein was a Vice President at Heitman Real Estate Advisors and JMB Realty Corp. Mr. Stein received a B.B.A. from the University of Michigan and an M.B.A. from the University of Chicago.

Kristin A. Campbell joined Hilton Worldwide as Executive Vice President and General Counsel in June 2011. She is responsible for leading Hilton Worldwide’s global legal, compliance and government relations functions. Prior to Hilton Worldwide, Ms. Campbell was Senior Vice President, General Counsel and Corporate Secretary of Staples, Inc., an international office products company from May 2007 to June 2011. Before joining Staples, Inc. in 1993, Ms. Campbell worked at the law firms Goodwin Procter LLP and Rackemann, Sawyer & Brewster. Ms. Campbell graduated summa cum laude from Arizona State University and received a J.D. from Cornell University Law School.

Ian R. Carter has served as Executive Vice President and President, Development, Architecture and Construction for Hilton Worldwide since October 2012 and previously oversaw Operations since August 2009 for Hilton Worldwide. He previously served as Chief Executive Officer of Hilton International Co. prior to its re-acquisition by Hilton Worldwide in February 2006. Prior to joining Hilton International in January 2005, Mr. Carter served as Officer and President of Black & Decker Corporation, Middle East, Africa and Asia. Prior to Black & Decker, Mr. Carter spent more than a decade with General Electric Plastics, ultimately serving as President of General Electric Specialty Chemical. Mr. Carter serves as a non-Executive Director on the Board of Burberry Group plc, where he serves as chairman of the compensation committee, and is a Patron of Hospitality in Action and Chairman of the Hilton in the Community Foundation. He is also Chairman of the International

Tourism Partnership. He serves on the board of the International Business Leaders Forum and the board of advisors of Boston University School of Hospitality Administration, serves as a Commissioner of the California Travel and Tourism Commission and is a fellow of the Institute of Hospitality. Mr. Carter is a graduate of the University of West London, School of Business and Management, and received an honorary doctorate from the university.

Jeffrey A. Diskin has served as Executive Vice President of Commercial Services at Hilton Worldwide since November 2012 and oversees Customer Marketing, Revenue Management, E-Commerce and Online Service divisions globally, including our Hilton HHonors guest loyalty program. From March 2009 to November 2012, Mr. Diskin was Senior Vice President of Global Customer Marketing, and prior to that role he was Senior Vice President, Brand Management. Mr. Diskin first joined Hilton in 1988 and has held numerous marketing and management positions since that time, including roles where he was responsible for developing the company’s customer marketing websites and online strategies to overseeing our Hilton and luxury brands. He was also President and Chief Operating Officer of the Hilton HHonors Worldwide subsidiary from March 1997 to June 2004. Before joining Hilton, Mr. Diskin worked for MPI, a subsidiary of United Airlines, specializing in loyalty program design and implementation. Mr. Diskin is Chairman of the Room Key board, and was previously a board director for Doubletree Hotel Systems, Inc., Hilton Inns, Inc. and Promus Hotels Inc. He was elected president of the Frequent Traveler Marketing Association, and has been a recipient of three annual Best in Show awards from Hospitality Sales and Marketing Association International.

James E. Holthouser has served as Hilton Worldwide’s Executive Vice President of Global Brands since November 2012. In this role, he serves as our global leader for brand management and customer marketing. Mr. Holthouser also oversees the Product Management group and the Global Brands Strategy group. The Product Management group is responsible for the development and management of products for Food & Beverage, Meetings & Events, Spa, Fitness, Guest Technology and Sustainability. The Global Brands Strategy group is responsible for developing strategies for all brand and product groups across the enterprise. With more than 20 years of experience in the lodging, restaurant and gaming industries, Mr. Holthouser has held a series of senior management positions within Hilton Worldwide in the branding, franchising and marketing arenas. Most recently, he was Global Head of Full Service Brands and Global Head of Embassy Suites Hotels from June 2009 to November 2012, overseeing all aspects of brand management. From October 2005 to June 2009, Mr. Holthouser was Senior Vice President of Brand Management for Embassy Suites. From February 1999 to October 2005, Mr. Holthouser served as Senior Vice President of Brand Management for Homewood Suites by Hilton. His career with the company began in 1989 in Market Research for Promus. Mr. Holthouser received his M.A. in Economics and Political Science from the University of Louisville and his international M.B.A. from the American Graduate School of International Management. He received undergraduate degrees from the University of Louisville in Political Science and Foreign Languages.

Kevin J. Jacobs serves as Executive Vice President and Chief Financial Officer of Hilton Worldwide and is responsible for the oversight of all of our global finance, information technology and real estate functions. He joined Hilton Worldwide as Senior Vice President, Corporate Strategy in June 2008, was elected Treasurer in May 2009, became Executive Vice President and Chief of Staff in September 2012 and assumed his current role in August 2013. Previously, from July 2007 to June 2008 he was Senior Vice President, Mergers & Acquisitions and Treasurer of Fairmont Raffles Hotels International. Prior to joining Fairmont Raffles, Mr. Jacobs spent seven years with Host Hotels and Resorts, Inc., most recently as Vice President, Corporate Finance & Investor Relations. Prior to joining Host, Mr. Jacobs held various roles in the Hospitality Consulting practice of PricewaterhouseCoopers LLP and the Hospitality Valuation Group at Cushman & Wakefield, Inc. Mr. Jacobs is a member of the Advisory Board of the Center for Hospitality Research at Cornell University and a member of the Hotel Development Council of the Urban Land Institute. He is a graduate of the Cornell University School of Hotel Administration.

Matthew W. Schuyler has served as our Executive Vice President and Chief Human Resources Officer since June 2009 and leads the Company’s global human resources organization. Mr. Schuyler was previously Chief Human Resources Officer at Capital One Financial Corporation from April 2002 to June 2009. Prior to

Capital One, Mr. Schuyler served as Vice President of Human Resources with Cisco Systems, Inc. and as a Partner with PricewaterhouseCoopers in the Global Human Resources Group. He serves on the board of the Make-A-Wish Foundation of America, where he serves as chairman of the compensation committee, and is a member of the Penn State University Business School Board of Visitors and Penn State’s College of Information Sciences and Technology Advisory Board. Mr. Schuyler holds a B.S. from Penn State University and an M.B.A. from the University of Michigan.

Mark D. Wang has served as Executive Vice President, Global Sales and President, Hilton Grand Vacations since March 2008 and head of Hilton Worldwide Global Sales since November 2012. In his Global Sales role, Mr. Wang is responsible for sales operations worldwide including hotel sales, distribution, reservations and customer care. He also oversees our global timeshare operations for Hilton Grand Vacations. Mr. Wang first joined Hilton in 1999 as Managing Director for Hawaii and Asia Pacific and has held a series of senior management positions within Hilton Grand Vacations. Before joining Hilton, Mr. Wang spent nearly 20 years in sales and marketing roles serving as President & Chief Operating Officer of Pahio Resorts, President of Aloha Resorts International and Founder of Grand Ownership Resorts. Mr. Wang serves on the Board of Directors of the American Resort Development Association.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Our board of directors has adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly-held common stock that is listed on the NYSE. Our related person policy requires that a “related person” (as defined as in Item 404(a) of Regulation S-K, which includes security holders who beneficially own more than 5 percent of our common stock, including our Sponsor) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of the board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Stockholders’ Agreement

In connection with our IPO, we entered into a stockholders’ agreement with Blackstone. This agreement requires us to nominate a number of individuals designated by Blackstone for election as our directors at any meeting of our stockholders, each a “Sponsor Director,” such that, upon the election of each such individual and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Sponsor Directors serving as directors of our company will be equal to: (1) if our pre-IPO owners and their affiliates together continue to beneficially own at least 50 percent of the shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is greater than 50 percent of the total number of directors comprising our board of directors; (2) if our pre-IPO owners and their affiliates together continue to beneficially own at least 40 percent (but less than 50 percent) of the shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 40 percent of the total number of directors comprising our board of directors; (3) if our pre-IPO owners and their affiliates together continue to beneficially own at least 30 percent (but less than 40 percent) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 30 percent of the total number of directors comprising our board of directors; (4) if our pre-IPO owners and their affiliates together continue to beneficially own at least 20 percent (but less than 30 percent) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 20 percent of the total number of directors comprising our board of directors; and (5) if our pre-IPO owners and their affiliates together continue to beneficially own at least 5 percent (but less than 20 percent) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 10 percent of the total number of directors comprising our board of directors. For so long as the stockholders’ agreement remains in effect, Sponsor Directors may be removed only with the consent of Blackstone. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the stockholders’ agreement requires us to nominate an individual designated by our Sponsor for election to fill the vacancy.

The above-described provisions of the stockholders’ agreement will remain in effect until our Sponsor is no longer entitled to nominate a Sponsor Director pursuant to the stockholders’ agreement, unless our Sponsor requests that they terminate at an earlier date.

Registration Rights Agreement

In connection with our IPO, we entered into a registration rights agreement that provides Blackstone an unlimited number of “demand” registrations and customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act. This offering is made pursuant to the registration rights agreement.

Indemnification Agreements

During 2013, we entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Management, Franchise and Timeshare Products and Services

Affiliates of Blackstone directly and indirectly own hotels that we currently manage or franchise, or that we may manage or franchise in the future, and receive fees in connection with those management and franchise agreements. We recognized management and franchise fee revenue of $42 million, $29 million and $23 million, respectively, for the years ended December 31, 2013, 2012 and 2011 related to these hotels. We recognized reimbursements and reimbursable costs for these hotels, primarily related to payroll and marketing expenses, of $174 million, $135 million and $101 million for the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013 and 2012, we had accounts receivable due from these hotels related to these management and franchise fees and reimbursements of $26 million and $28 million, respectively. In addition, in certain cases, we incur costs to acquire management and franchise contracts with hotels owned by affiliates of Blackstone. We incurred acquisition costs of $15 million and $5 million for the years ended December 31, 2013 and 2011, respectively, related to these contracts. There were no acquisition costs for the year ended December 31, 2012 related to these contracts.

We also may enter into arrangements with affiliates of Blackstone which may involve, among other things, our sale of certain owned properties to affiliates of Blackstone for their development into timeshare properties and our selling and marketing related timeshare intervals and providing management and other services to operate the homeowners’ associations, rental programs, resort recreational programs and retail outlets at these properties. In January 2014, we executed a Purchase and Sale Agreement with an affiliate of Blackstone for the sale of certain land and easement rights at our Hilton Hawaiian Village property in connection with a timeshare project. In April 2014, we completed the sale of such land and easement rights. In addition, Blackstone acquired the rights to the name, plans, designs, contracts and other documents related to the timeshare project. The total consideration received for this transaction was approximately $37 million. We also executed development management, sales and marketing and other agreements with Blackstone, for which we will receive fees in connection with services provided over the term of the respective agreements.

Products and Services

From time to time, we have purchased products and services from entities affiliated with or owned by Blackstone.

Entities affiliated with Travelport Limited, or Travelport, in which certain affiliates of Blackstone have an interest, provide computerized reservations and ticketing and other services to travel agencies and others in the travel industry. We are party to a hotel reservations sales agreement with Travelport whereby we agree to pay specified fees per hotel booking and to purchase certain advertising services. Our payments for services from Travelport totaled $21 million, $23 million and $20 million for the fiscal years ended December 31, 2013, 2012 and 2011, respectively.

Equity Healthcare LLC, or Equity Healthcare, which is owned by Blackstone, provides us certain negotiating, monitoring and other services in connection with our health benefit plans pursuant to an employer health program agreement we have entered into with Equity Healthcare. In consideration for Equity Healthcare’s services, we pay Equity Healthcare fees based on the number of participating employees in our health benefit plans. Our payments to Equity Healthcare totaled $0.6 million, $0.6 million and $0.3 million, respectively, for the fiscal years ended December 31, 2013, 2012 and 2011.

We regularly negotiate arrangements with third-party providers to secure competitive pricing and timely delivery of goods and services. In certain negotiated instances, these arrangements may permit hotels that we own, manage or franchise, as well as hotels controlled by affiliates of Blackstone, to elect whether or not to contract with such third-party providers on the terms we negotiated.

Service Contract Guarantees

In 2010, in connection with the settlement of a lawsuit, we entered into a guarantee that requires us to pay any shortfalls under certain service contracts that affiliates of our Sponsor entered into with the plaintiff. The initial maximum exposure under the guarantee was $75 million, which has subsequently been reduced to approximately $45 million as of March 31, 2014 as a result of the plaintiff’s receipt of payments from the counterparties of such service contracts.

Other Relationships

Blackstone Advisory Partners L.P., an affiliate of Blackstone, received aggregate compensation of approximately $10.0 million for acting as underwriter, initial purchaser or arranger in connection with financing transactions by us during 2013. We have engaged Blackstone Advisory Partners to provide certain financial consulting services in connection with this offering. See “Underwriting—Advisory Services.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of June 20, 2014 by (1) the selling stockholders, (2) each person known to us to beneficially own more than 5 percent of our outstanding common stock, (3) each of our directors and named executive officers and (4) all of our directors and executive officers as a group.

					Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to Offering		Shares to be Sold in the Offering		Excluding Exercise of Option to Purchase Additional Shares		Including Exercise of Option to Purchase Additional Shares
Name	Number	Percent	Excluding Exercise of Option to Purchase Additional Shares	Including Exercise of Option to Purchase Additional Shares	Number	Percent	Number	Percent
Principal and Selling Stockholders:
Blackstone (1)	752,492,744	76.4%	90,000,000	103,500,000	662,492,744	67.3%	648,992,744	65.9%
Directors and Named Executive Officers:
Christopher J. Nassetta (2)	7,747,807	*	—	—	7,747,807	*	7,747,807	*
Jonathan D. Gray (3)	—	—	—	—	—	—	—	—
Michael S. Chae (3)	—	—	—	—	—	—	—	—
Tyler S. Henritze (3)	—	—	—	—	—	—	—	—
Judith A. McHale	—	—	—	—	—	—	—	—
John G. Schreiber (4)	—	—	—	—	—	—	—	—
Elizabeth A. Smith	—	—	—	—	—	—	—	—
Douglas M. Steenland	—	—	—	—	—	—	—	—
William J. Stein (3)	—	—	—	—	—	—	—	—
Kevin J. Jacobs	690,403	*	—	—	690,403	*	690,403	*
Ian R. Carter	1,815,504	*	—	—	1,815,504	*	1,815,504	*
Mark D. Wang	783,713	*	—	—	783,713	*	783,713	*
Kristin A. Campbell	431,501	*	—	—	431,501	*	431,501	*
Thomas C. Kennedy (5)	—	—	—	—	—	—	—	—
Directors and executive officers as a group (16 persons)	12,577,023	1.3%	—	—	12,577,023	1.3%	12,577,023	1.3%

*	Represents less than 1 percent.
(1)	The selling stockholders in this offering are HLT Holdco LLC (formerly known as Hilton Hotels Holdings LLC) and Blackstone A23 Holdings LLC. They are offering 87,260,078 and 2,739,922 shares, respectively (or 100,349,090 and 3,150,910 shares, respectively, if the underwriters exercise in full their option to purchase additional shares).

Reflects shares of our common stock directly held by HLT Holdco LLC and Blackstone A23 Holdings LLC. The sole member of HLT Holdco LLC is BH Hotels Holdco LLC (“BH Hotels”). The managing members of each of BH Hotels and Blackstone A23 Holdings LLC are Blackstone Real Estate Partners VI L.P. and Blackstone Capital Partners V L.P. The general partner of Blackstone Capital Partners V L.P. is Blackstone Management Associates V L.L.C. The sole member of Blackstone Management Associates V L.L.C. is BMA V L.L.C. The general partner of Blackstone Real Estate Partners VI L.P. is Blackstone Real Estate Associates VI L.P. The general partner of Blackstone Real Estate Associates VI L.P. is BREA VI L.L.C. The managing member of each of BREA VI L.L.C. and BMA V L.L.C. is Blackstone Holdings III L.P. The general partner of Blackstone Holdings III L.P. is Blackstone

Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Steven A. Schwarzman. Each of such Blackstone entities (other than HLT Holdco LLC and Blackstone A23 Holdings LLC, or the Blackstone Funds, to the extent they directly hold shares of common stock) and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares. The address of each of Mr. Schwarzman and each of the entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

Blackstone entities may pledge, hypothecate or grant security interests in any or all of the shares of common stock held by them, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit. Blackstone has informed us that it is actively exploring such a margin loan.

(2)	Includes 2,033,800 shares of common stock held by Harwood Road LLC, a limited liability company. A revocable living trust, of which Mr. Nassetta is the trustee and a beneficiary, serves as the managing member of Harwood Road LLC. Ninety nine percent of the economic interests in the limited liability company are held by a family trust for the benefit of Mr. Nassetta’s children and the remaining one percent is held by the aforementioned living trust.
(3)	Messrs. Gray, Chae, Henritze and Stein are each employees of Blackstone, but each disclaims beneficial ownership of the shares beneficially owned by Blackstone.
(4)	Mr. Schreiber is a partner and co-founder of Blackstone Real Estate Advisors, which is affiliated with Blackstone. Mr. Schreiber disclaims beneficial ownership of the shares beneficially owned by Blackstone.
(5)	Mr. Kennedy served as our Executive Vice President and Chief Financial Officer until August 8, 2013.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each as in effect as of the date of this prospectus, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Hilton Worldwide Holdings Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, or DGCL. Our authorized capital stock consists of 30,000,000,000 shares of common stock, par value $0.01 per share, and 3,000,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of our preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. All shares of our common stock that will be outstanding at the time of the completion of any offering to which this prospectus relates will be fully paid and non-assessable. The common stock will not be subject to further calls or assessment by us. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

As of the date of this prospectus, we had no shares of preferred stock issued or outstanding. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or our chief executive officer or upon the request of holders of not less than a majority of the total voting power of all the then outstanding shares of our capital stock. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

We do not have a stockholder rights plan or any series of preferred stock designated in connection with such a plan, and if our board of directors were ever to adopt a stockholder rights plan in the future without prior stockholder approval, our board of directors would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws provide for certain procedures with respect to the resignation of any director (other than a director nominated or designated pursuant to our stockholders agreement) who does not receive a majority of the votes cast in an uncontested election. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Our certificate of incorporation provides that the board of directors is expressly authorized to make, alter or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that from and after the date on which the parties to our stockholders agreement cease to beneficially own at least 40% of the total voting power of all the then outstanding shares of our capital stock any action, any action required or permitted to be taken by our stockholders may not be effected by consent in writing by stockholders unless such action is recommended by all directors then in office.

Delaware Anti-Takeover Statute

We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly-held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

However, our amended and restated certificate of incorporation and bylaws provide that in the event the parties to our stockholders agreement cease to beneficially own at least 5% of the then outstanding shares of our common stock, we will automatically become subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any

(i) derivative action or proceeding brought on behalf, to the fullest extent permitted by law, of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) action asserting a claim against our company or any director or officer of our company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of Blackstone or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’

and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock is Wells Fargo Bank, N.A.

Listing

Our common stock is listed on the NYSE under the symbol “HLT.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to withholding, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable

Internal Revenue Service Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates applicable to such holder if it were a United States person as defined under the Code. In addition, if a non-U.S. holder described in the first bullet point immediately above is a corporation for U.S. federal income tax purposes, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market, a non-U.S. holder who holds or held directly, indirectly or constructively (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock in the same manner as gain that is effectively connected with a trade or business of the non-U.S. holder in the United States, except that the branch profits tax generally will not apply.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in other countries under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under legislation enacted in 2010, regulations and administrative guidance, a 30% United States federal withholding tax may apply to any dividends paid after June 30, 2014, and to the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

UNDERWRITING

Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
Macquarie Capital (USA) Inc.
Barclays Capital Inc.
Nomura Securities International, Inc.
Mitsubishi UFJ Securities (USA), Inc.
RBS Securities Inc.
Robert W. Baird & Co. Incorporated
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
UBS Securities LLC
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Telsey Advisory Group LLC
Samuel A. Ramirez & Company, Inc.

Total	90,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	customary closing documents are delivered to the underwriters.

The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 13,500,000 additional shares. The underwriting fee is the difference between the price to the public and the amount the underwriters pay the selling stockholders for the shares.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price
Underwriting discounts and commissions to be paid by the selling stockholders

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $         per share to brokers and dealers. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $1.5 million (excluding underwriting discounts and commissions), including approximately $             in connection with the qualification of the offering with FINRA by counsel to the underwriters.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 13,500,000 shares at the public offering price less underwriting discounts and commissions. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and the selling stockholders will be obligated to sell the additional shares of common stock to the underwriters.

No Sales of Similar Securities

We, our executive officers and directors and certain of our other existing security holders, including the selling stockholders, have agreed, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Deutsche Bank Securities Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common stock, or any options or warrants to purchase any common stock, or any securities convertible into, exchangeable for or that represent the right to receive common stock, whether now owned or hereinafter acquired, owned directly by us or these other persons (including holding as a custodian) or with respect to which we or such other persons has beneficial ownership within the rules and regulations of the SEC. We and such other persons have agreed that these restrictions expressly preclude us and such other persons from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of our or such other persons’ common stock if such common stock would be disposed of by someone other than us or such other persons. Prohibited hedging or other transactions includes any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of our or such other persons’ common stock or with respect to any security that includes, relates to, or derives any significant part of its value from such common stock.

The restrictions described in the paragraph above do not apply to:

•	the transfer by a security holder of shares of common stock or any securities convertible into, exchangeable for, exercisable for, or repayable with common stock (1) by will or intestacy, (2) as a bona fide gift or gifts, including to charitable organizations, (3) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of a security holder or the immediate family of such security holder, (4) to any immediate family member or other dependent of the security holder, (5) as a distribution to limited partners, members or stockholders of the security holder, (6) to the security holder’s affiliates or to any investment fund or other entity controlled or managed by the security holder, (7) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1) through (6) above, (8) pursuant to an order of a court or regulatory agency, (9) from an executive officer of us or our parent entities upon death, disability or termination of employment, in each case, of such executive officer, (10) in connection with transactions by any person other than us relating to shares of this offering acquired in open market transactions after the completion of the offering provided that in the case of this clause (10) no filing under Section 16 of the Exchange Act shall be required or shall be voluntarily made and/or (11) with the prior written consent of Deutsche Bank Securities Inc.; provided that: (x) in the case of each transfer or distribution pursuant to clauses (2) through (7) and (9) above, (i) each donee, trustee, distributee or transferee (other than charitable organization transferees or recipients with respect to a maximum of 1.5 million shares of common stock transferred pursuant to clause (2) above), as the case may be, agrees to be bound in writing by the restrictions described in this section and (ii) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (A) equity interests of such transferee or (B) such transferee’s interests in the transferor; and (y) in the case of each transfer or distribution pursuant to clauses (2) through (7), if any filing under Section 16 of the Exchange Act shall be required or shall be voluntarily made (i) the security holder shall provide Deutsche Bank Securities Inc. prior written notice informing them of such filing and (ii) such filing shall disclose that such donee, trustee, distributee or transferee (other than charitable organization transferees or recipients with respect to a maximum of 1.5 million shares of common stock transferred pursuant to clause (2) above), as the case may be, agrees to be bound in writing by the restrictions described in this section;

•	if the security holder is a corporation, the corporation may transfer our capital stock to any wholly owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of the lock-up agreement and there shall be no further transfer of such capital stock except in accordance with the lock-up agreement, and provided further that any such transfer shall not involve a disposition for value;

•	the sale of the security holder’s shares pursuant to the underwriting agreement; any sales made pursuant to an existing trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that any filing under Section 16(a) of the Exchange Act that is made in connection with any such sales during the lock-up period shall state that such sales have been executed under a trading plan pursuant to Rule 10b5-1 under the Exchange Act, and shall also state the date such trading plan was adopted;

•	the establishment by a security holder of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that no transfers occur under such plan during the lock-up period and no public announcement or filing shall be required or voluntarily made by any person in connection therewith other than general disclosure in our periodic reports to the effect that our directors and officers may enter into such trading plans from time to time; and/or

•

the pledge, hypothecation or other granting of a security interest in shares of common stock by our Sponsor to one or more banks or financial institutions as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such shares or thereafter, provided that the

Sponsor or we, as the case may be, shall provide Deutsche Bank Securities Inc. prior written notice informing them of any public filing, report or announcement made by or on behalf of the Sponsor or us relating thereto.

In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Deutsche Bank Securities Inc. waives, in writing, such extension.

Indemnification

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, in whole or in part, and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Such underwriters may allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the bookrunners of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Listing

Our common stock is listed on the NYSE under the symbol “HLT.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they may receive customary fees and expenses, and may currently be, or may in the future be, lenders to us under facilities that we have entered into, or may in the future enter into from time to time. In particular, Deutsche Bank Securities Inc. is the administrative agent, collateral agent swing line lender and letter of credit issuer under our $7.6 billion senior secured term loan and $1.0 billion senior secured revolving credit facility. In addition, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and affiliates of Morgan Stanley & Co. LLC were each joint lead arrangers and, together with Wells Fargo Securities, LLC, were joint bookrunners in connection with, and, together with Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Wells Fargo Securities, LLC, Macquarie Capital (USA) Inc., Barclays Capital Inc. and RBS Securities Inc. and/or their respective affiliates are lenders under our $7.6 billion senior secured term loan and $1.0 billion senior secured revolving facility. An affiliate of Mitsubishi UFJ Securities (USA), Inc. is also a lender under our $1.0 billion senior secured revolving facility. Affiliates of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are lenders under our $3.5 billion commercial mortgage-backed securities loan secured by 23 hotels owned by certain of our subsidiaries. An affiliate of Wells Fargo Securities, LLC is the paying agent and

Deutsche Bank Securities Inc. is the administrative agent under the $400 million non-recourse timeshare notes credit facility of one of our subsidiaries, and affiliates of Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are also lenders thereunder. An affiliate of HSBC Securities (USA) Inc. is the agent, lender and syndication agent and affiliates of HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC are also lenders under our $525 million mortgage loan secured by our Waldorf Astoria New York property. Deutsche Bank Securities Inc. is also acting as sole structuring lead and Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunners in connection with the offering by one of our subsidiaries of $350 million aggregate principal amount of notes, with a weighted average interest rate of 1.81%, backed by timeshare financing receivables. An affiliate of HSBC Securities (USA) Inc. is a counter-party to one of our subsidiaries in four swap transactions entered into on October 25, 2013 with a total notional value of $1.45 billion. Certain of the underwriters and/or their affiliates may in the future be lenders to our Sponsor under a margin loan. In addition, affiliates of Morgan Stanley & Co. LLC hold, directly or indirectly, shares of our common stock.

In addition, in the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Advisory Services

We have engaged Blackstone Advisory Partners L.P., an affiliate of Blackstone, to provide certain financial consulting services in connection with this offering. We have agreed to pay Blackstone Advisory Partners L.P., only upon successful completion of this offering, a fee of approximately $1.6 million. The underwriters have agreed to reimburse us for such fee.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter agrees that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person.

This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

Certain legal matters will be passed upon for us and the selling stockholders by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1 percent of the capital commitments of funds affiliated with The Blackstone Group L.P.

EXPERTS

The consolidated financial statements of Hilton Worldwide Holdings Inc. appearing in Hilton Worldwide Holdings Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of the registration statement on Form S-1 we filed with the SEC under the Securities Act and does not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus for a copy of such contract, agreement or other document. Because we are subject to the information and reporting requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2013;

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2014;

•	our Definitive Proxy Statement on Schedule 14A, filed on April 7, 2014 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2013);

•	our Current Reports on Form 8-K, filed on February 24, 2014 and May 9, 2014 (excluding information under Item 2.02 and Item 9.01); and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on December 12, 2013, including all amendments and reports filed for the purpose of updating such description.

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

Hilton Worldwide Holdings Inc.

7930 Jones Branch Drive, Suite 1100

McLean, Virginia 22102

Attn: Investor Relations

Tel.: (703) 883-5476

Email: ir@hilton.com

Our reports and documents incorporated by reference into this prospectus may also be found in the “Investors” section of our website at http://www.hiltonworldwide.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or any registration statement of which it forms a part.

90,000,000 Shares

Hilton Worldwide Holdings Inc.

Common Stock

PROSPECTUS

Deutsche Bank Securities

BofA Merrill Lynch

Morgan Stanley

J.P. Morgan

Citigroup

Credit Suisse

Wells Fargo Securities

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses to be borne by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc.

Filing Fee—Securities and Exchange Commission	$307,142
Fee—Financial Industry Regulatory Authority, Inc.	225,500
Fees and Expenses of Counsel	550,000
Printing Expenses	100,000
Fees and Expenses of Accountants	250,000
Miscellaneous Expenses	67,358

Total	$1,500,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (i) to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification payments that we may make to such directors and officers.

We are party to indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibit Index

1.1	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of Hilton Worldwide Holdings Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 1-36243) filed on December 17, 2013).

3.2	Bylaws of Hilton Worldwide Holdings Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 1-36243) filed on December 17, 2013).

4.1	Indenture, dated as of October 4, 2013, among Hilton Worldwide Finance LLC and Hilton Worldwide Finance Corp. as issuers, Hilton Worldwide Holdings Inc., as guarantor and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

4.2	First Supplemental Indenture, dated as of October 25, 2013, among the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

4.3	Form of 5.625% Senior Note due 2021 (included in Exhibit 4.1).

5.1	Opinion of Simpson Thacher & Bartlett LLP regarding validity of the shares of common stock registered.*

10.1	Credit Agreement, dated as of October 25, 2013, among Hilton Worldwide Holdings Inc., as parent, Hilton Worldwide Finance LLC, as borrower, the other guarantors from time to time party thereto, Deutsche Bank AG New York Branch, as administrative agent, collateral agent, swing line lender and L/C issuer, and the other lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.2	Security Agreement, dated as of October 25, 2013, among the grantors identified therein and Deutsche Bank AG New York Branch, as collateral agent (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.3	Loan Agreement, dated as of October 25, 2013, among the subsidiaries party thereto, collectively, as borrower and JPMorgan Chase Bank, National Association, German American Capital Corporation, Bank of America, N.A., GS Commercial Real Estate LP and Morgan Stanley Mortgage Capital Holdings LLC, collectively, as lender (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.4	Guaranty Agreement, dated as of October 25, 2013, among the guarantors named therein and JPMorgan Chase Bank, National Association, German American Capital Corporation, Bank of America, N.A., GS Commercial Real Estate LP and Morgan Stanley Mortgage Capital Holdings LLC, collectively, as lender (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.5	Loan Agreement, dated as of October 25, 2013, among HLT NY Waldorf LLC, as borrower, HSBC Bank USA, National Association, as agent, the lenders named therein, HSBC Bank USA, National Association and DekaBank Deutsche Girozentrale, as lead arrangers and HSBC Bank USA, National Association, as syndication agent (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.6	Guaranty of Recourse Carveouts, dated as of October 25, 2013, among the guarantors named therein and HSBC Bank USA, National Association, as agent and lender and any other co-lenders from time to time party thereto (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.7

Receivables Loan Agreement, dated as of May 9, 2013, among Hilton Grand Vacations Trust I LLC, as borrower, Wells Fargo Bank, National Association, as paying agent and securities intermediary, the persons from time to time party thereto as conduit lenders, the financial institutions from time to time party thereto as committed lenders, the financial institutions from time to time party thereto as managing agents, and Deutsche Bank Securities, Inc., as administrative agent and structuring agent (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1

(No. 333-191110)).

10.8	Amendment No. 1 to Receivables Loan Agreement, effective as of July 25, 2013, among Hilton Grand Vacations Trust I LLC, as borrower, Wells Fargo Bank, National Association, as paying agent and securities intermediary, Deutsche Bank AG, New York Branch, as a committed lender and a managing agent, Montage Funding, LLC, as a conduit lender, Deutsche Bank Securities, Inc., as administrative agent, and Bank of America, N.A., as assignee (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.9	Omnibus Amendment No. 2 to Receivables Loan Agreement, Amendment No. 1 to Sale and Contribution Agreement and Consent to Custody Agreement, effective as of October 25, 2013, among Hilton Grand Vacations Trust I LLC, as borrower, Grand Vacations Services, LLC, as servicer, Hilton Resorts Corporation, as seller, Wells Fargo Bank, National Association, as custodian, the financial institutions signatory thereto, as managing agents, and Deutsche Bank Securities, Inc., as administrative agent (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.10	Registration Rights Agreement, dated as of October 4, 2013, among Hilton Worldwide Finance LLC, Hilton Worldwide Finance Corp., Hilton Worldwide Holdings Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the several initial purchasers (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.11	Joinder Agreement, dated as of October 25, 2013, among the subsidiary guarantors party thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the several initial purchasers (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.12	Stockholders Agreement, dated as of December 17, 2013, by and among Hilton Worldwide Holdings Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 1-36243) filed on December 17, 2013).

10.13	Registration Rights Agreement, dated as of December 17, 2013, among Hilton Worldwide Holdings Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 1-36243) filed on December 17, 2013).

10.14	2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).†

10.15	Form of Restricted Stock Grant and Acknowledgment (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).†

10.16	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).†

10.17	Form of Restricted Stock Unit Agreement for Officers and Employees (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (File No. 1-36243) filed on May 9, 2014).†

10.18	Form of Performance Share Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (File No. 1-36243) filed on May 9, 2014).†

10.19	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (File No. 1-36243) filed on May 9, 2014).†

10.20	Severance Plan (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).†

10.21	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).†

10.22	Separation Agreement and Release dated as of September 24, 2013, between Hilton Worldwide, Inc. and Thomas C. Kennedy (incorporated by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).†

10.23	2005 Executive Deferred Compensation Plan (as Amended and Restated Effective as of January 1, 2005) (incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013 (File No. 1-36243) filed on February 27, 2014).†

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1).*

24.1	Power of Attorney (included on signature pages to this Registration Statement).*

*	Previously filed.
†	This document has been identified as a management contract or compensatory plan or arrangement.

(b) Financial Statement Schedule

All schedules are omitted because the required information is either not present, not present in material amounts or presented within the consolidated financial statements included in the prospectus and are incorporated herein by reference.

ITEM 17.	UNDERTAKINGS

(1)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(2)	The undersigned registrant hereby undertakes that:

(A)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in McLean, Virginia, on the 23rd day of June, 2014.

HILTON WORLDWIDE HOLDINGS INC.

By:	/s/ Christopher J. Nassetta
	Name: Title:	Christopher J. Nassetta President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 23rd day of June, 2014.

Signature	Title

/s/ Christopher J. Nassetta Christopher J. Nassetta	President and Chief Executive Officer (principal executive officer)

* Jonathan D. Gray	Chairman of the Board of Directors

* Michael S. Chae	Director

* Tyler S. Henritze	Director

* Judith A. McHale	Director

* John G. Schreiber	Director

* Elizabeth A. Smith	Director

* Douglas M. Steenland	Director

* William J. Stein	Director

/s/ Kevin J. Jacobs Kevin J. Jacobs	Executive Vice President and Chief Financial Officer (principal financial officer)

Signature	Title

/s/ Paula A. Kuykendall Paula A. Kuykendall	Senior Vice President and Chief Accounting Officer (principal accounting officer)

*By:	/s/ Christopher J. Nassetta
Name: Christopher J. Nassetta
Title: Attorney-in-Fact

EXHIBIT INDEX

1.1	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of Hilton Worldwide Holdings Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 1-36243) filed on December 17, 2013).

3.2	Bylaws of Hilton Worldwide Holdings Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 1-36243) filed on December 17, 2013).

4.1	Indenture, dated as of October 4, 2013, among Hilton Worldwide Finance LLC and Hilton Worldwide Finance Corp. as issuers, Hilton Worldwide Holdings Inc., as guarantor and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

4.2	First Supplemental Indenture, dated as of October 25, 2013, among the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

4.3	Form of 5.625% Senior Note due 2021 (included in Exhibit 4.1).

5.1	Opinion of Simpson Thacher & Bartlett LLP regarding validity of the shares of common stock registered.*

10.1	Credit Agreement, dated as of October 25, 2013, among Hilton Worldwide Holdings Inc., as parent, Hilton Worldwide Finance LLC, as borrower, the other guarantors from time to time party thereto, Deutsche Bank AG New York Branch, as administrative agent, collateral agent, swing line lender and L/C issuer, and the other lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.2	Security Agreement, dated as of October 25, 2013, among the grantors identified therein and Deutsche Bank AG New York Branch, as collateral agent (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.3	Loan Agreement, dated as of October 25, 2013, among the subsidiaries party thereto, collectively, as borrower and JPMorgan Chase Bank, National Association, German American Capital Corporation, Bank of America, N.A., GS Commercial Real Estate LP and Morgan Stanley Mortgage Capital Holdings LLC, collectively, as lender (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.4	Guaranty Agreement, dated as of October 25, 2013, among the guarantors named therein and JPMorgan Chase Bank, National Association, German American Capital Corporation, Bank of America, N.A., GS Commercial Real Estate LP and Morgan Stanley Mortgage Capital Holdings LLC, collectively, as lender (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.5	Loan Agreement, dated as of October 25, 2013, among HLT NY Waldorf LLC, as borrower, HSBC Bank USA, National Association, as agent, the lenders named therein, HSBC Bank USA, National Association and DekaBank Deutsche Girozentrale, as lead arrangers and HSBC Bank USA, National Association, as syndication agent (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.6	Guaranty of Recourse Carveouts, dated as of October 25, 2013, among the guarantors named therein and HSBC Bank USA, National Association, as agent and lender and any other co-lenders from time to time party thereto (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.7	Receivables Loan Agreement, dated as of May 9, 2013, among Hilton Grand Vacations Trust I LLC, as borrower, Wells Fargo Bank, National Association, as paying agent and securities intermediary, the persons from time to time party thereto as conduit lenders, the financial institutions from time to time party thereto as committed lenders, the financial institutions from time to time party thereto as managing agents, and Deutsche Bank Securities, Inc., as administrative agent and structuring agent (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.8	Amendment No. 1 to Receivables Loan Agreement, effective as of July 25, 2013, among Hilton Grand Vacations Trust I LLC, as borrower, Wells Fargo Bank, National Association, as paying agent and securities intermediary, Deutsche Bank AG, New York Branch, as a committed lender and a managing agent, Montage Funding, LLC, as a conduit lender, Deutsche Bank Securities, Inc., as administrative agent, and Bank of America, N.A., as assignee (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.9	Omnibus Amendment No. 2 to Receivables Loan Agreement, Amendment No. 1 to Sale and Contribution Agreement and Consent to Custody Agreement, effective as of October 25, 2013, among Hilton Grand Vacations Trust I LLC, as borrower, Grand Vacations Services, LLC, as servicer, Hilton Resorts Corporation, as seller, Wells Fargo Bank, National Association, as custodian, the financial institutions signatory thereto, as managing agents, and Deutsche Bank Securities, Inc., as administrative agent (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.10	Registration Rights Agreement, dated as of October 4, 2013, among Hilton Worldwide Finance LLC, Hilton Worldwide Finance Corp., Hilton Worldwide Holdings Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the several initial purchasers (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.11	Joinder Agreement, dated as of October 25, 2013, among the subsidiary guarantors party thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the several initial purchasers (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

10.12	Stockholders Agreement, dated as of December 17, 2013, by and among Hilton Worldwide Holdings Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 1-36243) filed on December 17, 2013).

10.13	Registration Rights Agreement, dated as of December 17, 2013, among Hilton Worldwide Holdings Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 1-36243) filed on December 17, 2013).

10.14	2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).†

10.15	Form of Restricted Stock Grant and Acknowledgment (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).†

10.16	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).†

10.17	Form of Restricted Stock Unit Agreement for Officers and Employees (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (File No. 1-36243) filed on May 9, 2014).†

10.18	Form of Performance Share Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (File No. 1-36243) filed on May 9, 2014).†

10.19	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (File No. 1-36243) filed on May 9, 2014).†

10.20	Severance Plan (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).†

10.21	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).†

10.22	Separation Agreement and Release dated as of September 24, 2013, between Hilton Worldwide, Inc. and Thomas C. Kennedy (incorporated by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).†

10.23	2005 Executive Deferred Compensation Plan (as Amended and Restated Effective as of January 1, 2005) (incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013 (File No. 1-36243) filed on February 27, 2014).†

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1 (No. 333-191110)).

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1).*

24.1	Power of Attorney (included on signature pages to this Registration Statement).*

*	Previously filed.
†	This document has been identified as a management contract or compensatory plan or arrangement.